September 20, 2004


Via Facsimile and U.S. Mail

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202

Re:	Hemagen Diagnostics, Inc.
	Reagents Applications, Inc.
	Amendment No. 1 to Schedule TO-I filed September 17, 2004
	File No. 5-50367

Dear Mr. Kreider:

We have the following comments on the above-referenced filing:

General

1. We note your revisions in response to prior comment number 2. It appears that the formula pricing portion of the offer will not be based on the market price of the common stock through September 30, 2004, since the price will be calculated as of September 27, 2004. Please advise or revise.

2. In the event that you are required to obtain a court order to complete the offering, it appears that the effective date of the closing will occur before the exchange offer has actually expired. Please clarify the purpose for structuring the offer with this timing mechanism and provide the legal and accounting support for using an effective date which is prior to the expiration of the offer and the actual issuance of the securities in the exchange. Please also explain any tax or other consequences to holders of structuring the offer in this way. For example, it appears possible that the issuance of the exchange securities may not occur until calendar year 2005. Would the holders incur tax consequences upon the effective date of the offer or upon the issuance of the exchange securities?

3. In your disclosure, please explain the reason for the one-year restriction on transferability of the common stock received in the exchange offer.

Amendment to Release of Legal Claims by Tendering Outstanding Note
Holders

4. We note your revision in response to this comment; however, your reference to the federal securities laws in the last clause of this section is confusing.  Please revise.

Closing Comments

As appropriate, please respond to these comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. If you do not agree with a comment, please tell us why in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 942-2842. You may also reach me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


							Sincerely,



							Chris B. Edwards
							Attorney-Advisor
							Office of Mergers and Acquisitions